Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-97127) of our report dated June 24, 2009, with respect to the statement of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 Annual Report on Form 11-K of the Capital One Financial Corporation Associate Savings Plan.

/s/Keiter, Stephen, Hurst, Gary and Shreaves, P.C.

Glen Allen, Virginia
June 24, 2009